Exhibit 99.1

Enerplus to Report Second Quarter 2022 Operating & Financial Results August 4, 2022

CALGARY, AB, July 8, 2022 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) will be releasing operating and financial results for the second quarter of 2022 after market close on Thursday, August 4, 2022. A results conference call will be hosted by Enerplus' President & CEO, Ian C. Dundas on Friday, August 5, 2022, at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are noted below.

Second Quarter 2022 Results Live Conference Call Details

Date:	Friday, August 5, 2022
Time:	9:00 AM MT (11:00 AM ET)
Dial-In:	1-888-390-0546 (Toll Free)
Conference ID:	73519318

Audiocast: https://produceredition.webcasts.com/starthere.jsp?ei=1557604&tp_key=1b2aa32a82

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following number:

Dial-In:	1-888-390-0541 (Toll Free)
Passcode:	519318 #

Electronic copies of our 2021 interim and 2021 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2022/08/c3619.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 06:00e 08-JUL-22